Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 19 DATED DECEMBER 6, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – CWP Forest Cove JV LLC

On November 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, CWP Forest Cove JV LLC (the “RSE Orion Controlled Subsidiary”), for an initial purchase price of $4,899,788, which is the initial stated value of our equity interest in the RSE Orion Controlled Subsidiary (the “Initial RSE Orion Investment”). Our total investment (including expected renovation costs) is expected to be $5,034,285 (the “RSE Orion Investment”). The RSE Orion Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 110 units located at 5100-5170 East Asbury Avenue, Denver, CO 80222 (the “Asbury Plaza Apartments”). The closing of both the Initial RSE Orion Investment and the Asbury Plaza Apartments property occurred concurrently.

The RSE Orion Controlled Subsidiary is managed by Orion Real Estate Partners (“Orion”) (formerly Coldwater Partners), a company formed in 2016. Excluding this property, Orion currently owns 3 communities totaling 358 units. This acquisition represents the second deal that RSE and Orion will own together. Both investments will be pooled together within the RSE Orion Controlled Subsidiary.

Pursuant to the agreements governing the RSE Orion Investment (the “RSE Orion Operative Agreements”), our consent is required for all major decisions regarding the RSE Orion Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Orion Investment, paid directly by the RSE Orion Controlled Subsidiary.

The Asbury Plaza Apartments property, which is held through OREP Asbury Plaza LLC, a wholly-owned subsidiary of the RSE Orion Controlled Subsidiary, was acquired for a purchase price of $16,250,000. Orion anticipates additional hard costs of approximately $713,489 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $530,161, bringing the total projected project cost for the Asbury Plaza Apartments property to approximately $17,493,650. To finance the acquisition of the Asbury Plaza Apartments property, an $11,900,000 senior secured loan with a ten (10) year initial term at a 4.21% interest rate with five years interest only was provided by CBRE - Fannie Mae (the “Asbury Plaza Senior Loan”). The loan also features standard non-recourse carveouts to the sponsorship. The remaining equity contributions to the RSE Orion Controlled Subsidiary are being contributed 90% by the Company and 10% by Orion and its partners and affiliates.

As of the closing date, the Asbury Plaza Senior Loan had an approximate LTC ratio of 68.0%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Asbury Plaza Apartments property is a 110-unit, three story garden-style apartment property in Denver, CO. The property's four buildings were constructed in 1961. The buildings are of well-maintained concrete/brick frame construction with brick accents and trim.

The Denver market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Population growth has been growing at a high rate and is projected to continue to do so in the short and long-term future.